Exhibit 99.2

Nevada Geothermal Power Inc. Completes Construction of Geothermal Power Plant at Blue Mountain

VANCOUVER--(BUSINESS WIRE)--August 18, 2009--Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) today announced that construction is completed on the 49.5 megawatt (gross) Blue Mountain ‘Faulkner 1’ geothermal power plant. Mechanical, electrical and metering systems are installed for three Energy Convertors and the cooling tower, control building, fire protection, safety systems and site grading are ready for operation.

Independently, NGP has completed a 21-mile power line interconnection to the Sierra Pacific Power Company (SPPC) power grid, the production and injection well field, local power distribution system, and microwave communication system. The power line interconnection was energized on August 3rd, 2009 such that power from SPPC can now be back-fed to test numerous power plant electrical components, cooling tower fan motors and production well pumps. The first of several ground water wells has been commissioned and the water supply pipeline and cooling tower is operational.

Plant commissioning of the ‘Faulkner 1’ geothermal plant has commenced and is expected to be completed by the end of September 2009.

In early October the plant will be operational with approximately 28-30 MW (net) of firm output capacity. After start up two widely-spaced make-up wells are planned, replacing two existing shallow injectors, to allow sustainable plant output to be increased to 40 MW (net). In 2010, the NGP will commence further investigations aimed at confirming the further build out potential within the 17 square mile lease area.

“NGP has achieved an enormous milestone with the completion of the construction of the 49.5 MW Blue Mountain ‘Faulkner 1’ power plant. Our experienced management team, industry relationships, planned additional development projects and future new acquisitions will enable NGP to embark on an exciting program of scalable growth,” stated Brian Fairbank, President & CEO.

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. is an emerging renewable energy developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources in the United States. NGP currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, and Black Warrior (all of which are ideally situated in Nevada), and Crump Geyser in Oregon. These properties, which are at different levels of exploration and development, are estimated to have the potential for the generation of over 200 MW.

NGP’s phase 1 development at Blue Mountain; ‘Faulkner 1’ nameplate 49.5 MW gross power project is targeted to be Turning on the Power in October 2009.

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO

www.nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

CONTACT:
Investor Inquiries:
Shelley Kirk
Nevada Geothermal Power Inc.
Telephone: 604-638-8784
Toll Free: 866-688-0808 X118
Email: sfkirk@nevadageothermal.com

www.Twitter.com/NGPGeothermal